TASKFRIEND TECHNOLOGIES CORP

FINANCIAL STATEMENT

DECEMBER 31, 2019

TAXON CORP.
CERTIFIED PUBLIC ACCOUNTANTS
1190 SOUTH ELMHURST ROAD SUITE 203 MOUNT PROSPECT, ILLINOIS 60056
PHONE: 847-364-9933 FAX: 847-364-9955

May 22, 2020

Board of Directors
TASKFRIEND TECHNOLOGIES CORP
11030 N BUNTROCK AVE
THIENSVILLE WI 53092

Gentlemen;

We have compiled the accompanying balance sheet as of December 31, 2019 and income statement for nine months from April 1, 2019 to December 31, 2019 of TASKFRIEND TECHNOLOGIES CORP in accordance with standards established by the American Institute of Certified Public Accountants.

The compilation is limited to presenting the form of financial statement information that is the representation of management. **We have not audited or reviewed the accompanying income statement and balance sheet, and accordingly, do not express an opinion or any other form of assurance on them.**

Respectfully Submitted,

Hunsu Son
JD, CPA, MBA

TASKFRIEND TECHNOLOGIES CORP
BALANCE SHEET
AS OF DECEMBER 31, 2019
<UNAUDITED>

ASSETS

CURRENT ASSETS

    CASH $4,986

TOTAL CURRENT ASSETS $4,986

TOTAL ASSETS $4,986


TASKFRIEND TECHNOLOGIES CORP
BALANCE SHEET
AS OF DECEMBER 31, 2019
<UNAUDITED>

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES


CURRENT LIABILITIES

    PAYROLL TAX PAYABLE $3,809

TOTAL CURRENT LIABILITIES $3,809

NON-CURRENT LIABILITIES $0

TOTAL NON-CURRENT LIABILITIES $0

TOTAL LIABILITIES $3,809


SHAREHOLDERS' EQUITY


CAPITAL STOCK $1,000
ADDITIONAL CAPITAL STOCK   129,200

RETAINED EARNINGS

    BEGINNING BALANCE $0
    NET INCOME   (129,023)
    ENDING BALANCE   ($129,023)

TOTAL SHAREHOLDER'S EQUITY $1,177

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY $4,986


The accompanying accountant's report is the essential part of this financial statements


TASKFRIEND TECHNOLOGIES CORP
INCOME STATEMENT
FOR NINE MONTHS FROM APRIL 1, 2019 TO DECEMBER 31, 2019
<UNAUDITED>

GROSS INCOME		$0
OPERATING EXPENSES		
BANK SERVICE CHARGE	$29	
COMPUTER AND INTERNET EXPENSE	472	
OFFICE EXPENSE	80	
OUTSIDE SERVICES	86,699	
PAYROLL EXPENSE	13,280	
PAYROLL TAX EXPENSE	1,506	
PERMITS AND LICENSES	1,032	
PROFESSIONAL FEES	2,100	
RENT	23,073	
SOFTWARE	650	
TRAVEL EXPENSE	102	
TOTAL OPERATING EXPENSES		$129,023
NET INCOME		($129,023)

NOTE 1 – NATURE OF OPERATIONS

TaskFriend Technologies Corp, (d/b/a TaskCause), was formed on March 26th, 2019 ("Inception") in the State of Wisconsin. We are a mobile app that allows people to raise money for a cause by helping friends and family with tasks that need to be done.

TaskCause is a downloadable mobile application for crowdfunding services for non-profit organizations in the nature of individuals or groups of individuals who perform home-related chores, community service or other socially beneficial activities for other users of the application in exchange for monetary compensation, which is then donated to the aforementioned non-profit organizations; downloadable mobile applications for providing a marketplace for buyers and sellers of services; downloadable mobile applications for promoting the services of others.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Income Taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States, and in the State of Wisconsin. The Company's first federal tax filing as a registered C-Corp. will be due in early 2020.

Going Concern and Management Plans

The Company has a limited operating history. We will incur additional costs for operations until revenues can be derived. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with our Crowdfunding campaign, and additional debt and/or equity financing as available and determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include not enough people use our app to raise money for nonprofit causes. These adverse conditions could affect the Company's financial condition and the results of its operations.